Exhibit 99.1

RISE Education Announces Third Quarter 2020 Unaudited Financial Results

BEIJING, November 12, 2020 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Impact of COVID-19

The outbreak of COVID-19 in late January 2020 had a significant and material adverse impact on the Company’s operations through the first nine months of 2020. In accordance with government regulations to contain the outbreak, RISE’s learning centers were temporarily closed for a majority of the time during the period starting January 19, 2020 up to September 2020. This adversely impacted the Company’s ability to recognize revenue and collect tuition fees not only from renewed students due to the deferred academic schedule, but also from new students who are acquired through its physical network of learning centers. In response to this challenging environment, the Company proactively implemented measures during the first nine months of the year to stabilize its business through targeted cost controls and adjusted capital expenditure and liquidity plans to preserve cash. At the same time, the Company also upgraded and transformed Rise+ into a nation-wide open and interactive technology platform for learning, teaching and training. The Company successfully delivered its first online small group class through Rise+ platform in March 2020, which has demonstrated the Company’s digital capabilities and built a solid infrastructure for the transformation of its business into an Online Merge Offline (“OMO”) model.

Third Quarter of 2020 Financial and Operational Highlights

•	Total revenues were RMB320.0 million (US$47.1 million) in the third quarter of 2020, compared with RMB165.0 million for the preceding quarter and RMB411.1 million for the third quarter of 2019.

•

Net profit attributable to RISE was RMB28.0 million (US$4.1 million) in the third quarter of 2020, compared with net loss of RMB58.0 million for the preceding quarter and net income of RMB39.4 million for the third quarter of 2019.

•

Non-GAAP net profit attributable to RISE was RMB35.7 million (US$5.3 million) in the third quarter of 2020, compared with non-GAAP net loss of RMB51.6 million for the preceding quarter and non-GAAP net income of RMB48.5 million for the third quarter of 2019.

•

Adjusted EBITDA[1] was RMB57.8 million (US$8.5 million) in the third quarter of 2020, compared with adjusted EBITDA of a negative RMB44.5 million for the preceding quarter and adjusted EBITDA of RMB88.9 million for the third quarter of 2019.

•

Students in class[2] for Rise regular courses (including Rise Start and Rise On programs) were 50,462 as of September 30, 2020, a decrease of 110 from 50,572 as of June 30, 2020 and a decrease of 4,750 from 55,212 as of September 30, 2019.

•

New students enrolled[3] for Rise regular courses in the third quarter of 2020 were 8,328, compared with 3,749 for the preceding quarter and 9,310 for the third quarter of 2019. New students enrolled for other Rise courses (including Rise Up, Can-Talk, other Rise online courses and courses provided by The Edge learning centers) were 1,183 in the third quarter of 2020, compared with 1,185 for the preceding quarter and 1,229 for the third quarter of 2019.

•	The total number of the Company’s learning centers as of September 30, 2020 was 496, consisting of 90 self-owned (including 2 operated by The Edge) and 406 franchised learning centers.

[1]	Adjusted EBITDA excludes share-based compensation expenses from EBITDA.
[2]	Students in class refers to the students who were taking our ongoing courses as of a given date.
[3]	New students enrolled refers to the newly acquired students who enrolled in our courses during a given period of time.

	Three Months Ended
(in thousands RMB, except for percentage and per ADS data)	Sep. 30, 2019	Jun. 30, 2020	Sep. 30, 2020	Pct. Change YoY	Pct. Change QoQ
Revenues	411,143	164,990	320,029	-22.2%	94.0%
Operating income/(loss)	65,826	(73,887)	19,429	-70.5%	N/A
Non-GAAP operating income/(loss)	74,946	(67,496)	27,128	-63.8%	N/A
Net income/(loss) attributable to RISE	39,362	(58,035)	28,014	-28.8%	N/A
Non-GAAP net income/(loss) attributable to RISE	48,482	(51,644)	35,713	-26.3%	N/A
Net income/(loss) per ADS attributable to RISE – basic	0.70	(1.03)	0.50	-28.6%	N/A
Net income/(loss) per ADS attributable to RISE – diluted	0.69	(1.03)	0.49	-29.0%	N/A
Non-GAAP net income/(loss) per ADS attributable to RISE – basic	0.86	(0.92)	0.63	-26.7%	N/A
Non-GAAP net income/(loss) per ADS attributable to RISE – diluted	0.85	(0.92)	0.63	-25.9%	N/A
Adjusted EBITDA	88,877	(44,487)	57,834	-34.9%	N/A

	Nine Months Ended September 30
(in thousands RMB, except for percentage and per ADS data)	2019	2020	Pct. Change
Revenues	1,113,225	594,007	-46.6%
Operating income/(loss)	162,127	(185,857)	N/A
Non-GAAP operating income/(loss)	212,407	(167,422)	N/A
Net income/(loss) attributable to RISE	96,965	(133,861)	N/A
Non-GAAP net income/(loss) attributable to RISE	147,245	(115,426)	N/A
Net income/(loss) per ADS attributable to RISE – basic	1.70	(2.37)	N/A
Net income/(loss) per ADS attributable to RISE – diluted	1.68	(2.37)	N/A
Non-GAAP net income/(loss) per ADS attributable to RISE – basic	2.58	(2.05)	N/A
Non-GAAP net income/(loss) per ADS attributable to RISE – diluted	2.55	(2.05)	N/A
Adjusted EBITDA	258,328	(94,662)	N/A

Ms. Lihong Wang, Chairwoman and Chief Executive Officer of RISE, commented, “Our quarterly results continued to improve with a set of solid operational metrics as our business experienced robust recovery while emerging from the impact of COVID-19. As of date, our operations have generally returned to pre-pandemic ‘normal’. All of RISE’s self-owned learning centers (SOLCs) had been re-opened by the end of September. We have received very positive feedback from parents who are keen for their children to return to regular classrooms, as soon as offline classes are allowed to resume. Our financial performance improved substantially, with quarterly revenue nearly doubling from the prior quarter. Disciplined cost management and a well-planned marketing strategy put expenses well under control and helped the Company turn profitable in the third quarter, fueled by strong growth momentum. Looking ahead, we expect the adverse impact of COVID-19 on our business to linger for a longer time and more challenges are still ahead of us. However, we remain very optimistic about the direction of our Company, as we have seen a clear path to recovery and are excited about the long-term growth opportunities that lie ahead.”

Ms. Jiandong Lu, Chief Financial Officer of RISE, added, “Our total revenue reached RMB320 million in the third quarter, up 94% from the prior quarter. In addition, the adjusted EBITDA and net income attributable to RISE both turned positive, achieving RMB58 million and RMB28 million, respectively, for the quarter. This quarter has witnessed strong momentum in new student enrollment for our regular courses, an increase of 122% quarter-over-quarter as we re-opened all our self-owned learning centers. However, the pandemic still affected our operations negatively in the third quarter and its impact is likely to continue for some time. The lower new student enrollments in the first and second quarters due to the closure of our learning centers caused our student pool to shrink as compared to the same periods of last year, resulting in a decrease in the total number of students in class. The less effective learning online compared to offline, particularly for young students, also contributed to a loss of students in the third quarter. The teaching capacity constraints in the changing environment limited our ability to resume the pace of opening new classes for newly enrolled students. This being said, we believe that, with our offline network fully in operation, our class scheduling optimized and our teacher resources expanded, we will be in a better position to meet the rising demands for our services and achieve business growth next year.”

Financial Results for the Third Quarter of 2020

Revenues

Total revenues for the third quarter of 2020 increased by RMB155.0 million, or 94.0%, to RMB320.0 million (US$47.1 million) from RMB165.0 million for the preceding quarter and decreased by RMB91.1 million, or 22.2%, from RMB411.1 million for the same period of the prior year.

•

Revenues from educational programs for the third quarter of 2020 increased by 93.9% quarter-over-quarter and decreased by 12.3% year-over-year to RMB293.6 million (US$43.2 million). The quarter-over-quarter increase in revenues from educational programs was primarily due to the resumption of the Company’s offline operations. As the COVID-19 situation alleviated, the Company’s self-owned learning centers have been gradually reopened in Shanghai, Guangzhou, Shenzhen and Wuxi since June 2020, and followed by Beijing and Shijiazhuang by the end of September 2020. The year-over-year decrease in revenues from educational programs was primarily due to continuous suspension of offline operation of the learning centers in Beijing and Shijiazhuang for more than two thirds of the quarter, which was caused by the second wave of pandemic outbreak in Beijing in June 2020.

•

Franchise revenues for the third quarter of 2020 increased by 95.5% quarter-over-quarter and decreased by 44.3% year-over-year to RMB25.3 million (US$3.7 million). The quarter-over-quarter increase in franchise revenues was primarily due to a growth in recurring franchise revenues as a result of the gradual reopening of our franchised learning centers. The year-over-year decrease in franchise revenues was primarily due to a decline in recurring franchise revenues reflecting the impact of COVID-19.

•

Other revenues for the third quarter of 2020 increased by RMB0.5 million quarter-over-quarter and decreased by RMB29.7 million year-over-year to RMB1.1 million (US$0.2 million). The year-over-year decrease was attributable to a decrease in study tours and cancellation of Rise Cup, our annual English language competition project, reflecting the impact of travel restrictions amid the pandemic.

Cost of Revenues

Cost of revenues for the third quarter of 2020 increased by RMB21.3 million, or 15.1%, to RMB162.9 million (US$24.0 million) from RMB141.6 million for the preceding quarter and decreased by RMB33.4 million, or 17.0%, from RMB196.3 million for the same period of the prior year. The quarter-over-quarter increase was primarily due to the personnel costs associated with an increase in total teaching hours as the offline learning centers have gradually resumed full operations nationwide. Additionally, the quarter-over-quarter increase was also driven by the increased textbook and teaching material supply, together with the end of rental concession. The year-over-year decrease was primarily due to a decrease in direct costs associated with the Company’s study tour services and costs of learning materials, and the declined teachers’ compensations as a result of the reduced teacher headcount and teaching hours. Non-GAAP cost of revenues4 for the third quarter of 2020 increased by 15.5% quarter-over-quarter and decreased by 17.4% year-over-year to RMB158.9 million (US$23.4 million).

Gross Profit

As a result of the foregoing, the Company’s gross profit increased quarter-over-quarter to RMB157.1 million (US$23.1 million) for the third quarter of 2020 compared to RMB23.4 million for the preceding quarter. The Company’s gross profit for the third quarter of 2020 decreased by RMB57.8 million, or 26.9%, year-over-year from RMB214.9 million for the same period of the prior year.

[4]

Non-GAAP cost of revenues exclude relevant share-based compensation (“SBC”) expenses and amortization of certain intangible assets, including teaching course license, acquired as part of the junior ELT business by the Company from certain third-party in 2013 (the “2013 acquisition”) from cost of revenues. Non-GAAP operating income adds back SBC expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses excludes relevant SBC expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. For details on the calculation of each of these items and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Operating Expenses

Total operating expenses for the third quarter of 2020 increased by RMB40.4 million, or 41.5%, to RMB137.7 million (US$20.3 million) from RMB97.3 million for the preceding quarter and decreased by RMB11.4 million, or 7.6%, from RMB149.0 million for the same period of the prior year. Non-GAAP operating expenses for the third quarter of 2020 were RMB134.0 million (US$19.7 million).

•

Selling and marketing expenses increased by 78.7% quarter-over-quarter and decreased by 8.8% year-over-year to RMB75.9 million (US$11.2 million) for the third quarter of 2020. The quarter-over-quarter increase was primarily attributable to the increased marketing expenses associated with increased student enrollments during the quarter. The year-over-year decrease was primarily due to the Company’s personnel optimization efforts and disciplined investment in online and offline marketing activities. Non-GAAP selling and marketing expenses for the third quarter of 2020 increased by 81.2% quarter-over-quarter and decreased by 8.8% year-over-year to RMB74.7 million (US$11.0 million).

•

General and administrative expenses increased by 12.7% quarter-over-quarter and decreased by 6.1% year-over-year to RMB61.8 million (US$9.1 million) for the third quarter of 2020. The quarter-over-quarter increase was primarily attributable to the increased recruiting fee and office expenses and the end of rental concession. The year-over-year decrease was primarily due to the Company’s continuous efforts on controlling administrative expenses and on personnel optimization. Non-GAAP general and administrative expenses for the third quarter of 2020 increased by 10.5% quarter-over-quarter and decreased by 4.2% year-over-year to RMB59.2 million (US$8.7 million).

Operating Income/(Loss)

Operating income for the third quarter of 2020 was RMB19.4 million (US$2.9 million), compared to operating loss of RMB73.9 million for the preceding quarter and operating income of RMB65.8 million for the same period of the prior year. Non-GAAP operating income for the third quarter of 2020 was RMB27.1 million (US$4.0 million), compared to non-GAAP operating loss of RMB67.5 million for the preceding quarter and non-GAAP operating income of RMB74.9 million for the same period of the prior year.

Interest Expense

Interest expense for the third quarter of 2020 decreased to RMB5.5 million (US$0.8 million) from RMB5.9 million for the preceding quarter and RMB8.8 million for the same period of the prior year. The year-over-year decrease was attributable to decreases in both the outstanding balance of loans and the interest rate.

Other Income

Other income for the third quarter of 2020 was RMB16.0 million (US$2.4 million), compared with RMB2.2 million for the preceding quarter and RMB0.7 million for the same period of the prior year. The increase in other income quarter-over-quarter and year-over-year was primarily attributable to the output value-added tax exemption during the COVID-19 pandemic.

Income Tax Expense/(Benefit)

Income tax expense for the third quarter of 2020 was RMB4.0 million (US$0.6 million), compared with income tax benefit of RMB11.0 million for the preceding quarter and income tax expense of RMB24.0 million for the same period of the prior year.

Net Income Attributable to RISE

Net income attributable to RISE for the third quarter of 2020 was RMB28.0 million (US$4.1 million), compared with net loss attributable to RISE of RMB58.0 million for the preceding quarter and net income attributable to RISE of RMB39.4 million for the same period of the prior year.

Non-GAAP net income attributable to RISE for the third quarter of 2020 was RMB35.7 million (US$5.3 million), compared with Non-GAAP net loss attributable to RISE of RMB51.6 million for the preceding quarter and Non-GAAP net income attributable to RISE of RMB48.5 million for the same period of the prior year.

EBITDA represents net income/(loss) before interests, taxes, depreciation, and amortization. EBITDA income for the third quarter of 2020 was RMB54.5 million (US$8.0 million), compared with EBITDA loss of 46.4 million for the preceding quarter and EBITDA income of RMB84.2 million for the same period of the prior year.

Adjusted EBITDA income for the third quarter of 2020 was RMB57.8 million (US$8.5 million), compared with adjusted EBITDA loss of 44.5 million for the preceding quarter and adjusted EBITDA income of RMB88.9 million for the same period of the prior year.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB0.50 (US$0.07) and RMB0.49 (US$0.07), respectively, for the third quarter of 2020.

Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB0.63 (US$0.09) for the third quarter of 2020.

Cash Flow

Net cash inflow from operating activities for the third quarter of 2020 was RMB103.2 million (US$15.2 million), compared with net cash outflow of RMB118.1 million from operating activities for the preceding quarter and net cash inflow of RMB10.0 million from operating activities for the same period of the prior year. The quarter-over-quarter increase in cash inflow was mainly due to the resumption of offline student enrollment. The year-over-year increase was mainly attributable to the initial impact of the change in tuition fee collection schedule in 2019.

Balance Sheet

As of September 30, 2020, the Company had combined cash and cash equivalents and restricted cash of RMB774.6 million (US$114.1 million), compared with RMB1,022.8 million as of December 31, 2019.

Current and non-current deferred revenue and customer advances were RMB712.7 million (US$105.0 million) as of September 30, 2020, representing a decrease of 5.7% from RMB756.0 million as of December 31, 2019. The decrease was primarily because the revenue recognition for our courses and services is larger than the cash collection. Deferred revenue and customer advances consisted primarily of upfront tuition payments from students and initial franchise fees from the Company’s franchisees.

Financial Results for the Nine Months Ended September 30, 2020

Revenues

Total revenues for the first nine months of 2020 decreased by RMB519.2 million, or 46.6%, to RMB594.0 million (US$87.5 million) from RMB1,113.2 million for the same period of the prior year.

•

Revenues from educational programs for the first nine months of 2020 decreased by 42.4% to RMB547.1 million (US$80.6 million), primarily due to the temporary suspension of our offline business for a substantial part of the first nine months of 2020 due to the outbreak of COVID-19, which was partially offset by the revenues generated by our online services.

•

Franchise revenues for the first nine months of 2020 decreased by 64.1% to RMB44.3 million (US$6.5 million), primarily due to a decline in recurring franchise revenue as a result of the temporary closure of franchised learning centers.

•

Other revenues for the first nine months of 2020 decreased by 93.4% to RMB2.6 million (US$0.4 million), primarily attributable to a decrease in study tours and cancellation of Rise Cup, reflecting the impact of travel restrictions amid the pandemic.

Cost of Revenues

Cost of revenues for the first nine months of 2020 decreased by RMB64.0 million, or 12.5%, to RMB447.1 million (US$65.8 million) from RMB511.1 million for the same period of the prior year, primarily due to a decrease in direct costs associated with the Company’s study tour services, cost of learning materials, teachers’ compensations as a result of reduced teaching hours and headcount, social insurance exemption and rental concession. Non-GAAP cost of revenues for the first nine months of 2020 decreased by 12.7% to RMB434.9 million (US$64.0 million).

Gross Profit

Gross profit for the first nine months of 2020 decreased to RMB146.9 million (US$21.6 million) compared to RMB602.1 million for the same period of the prior year.

Operating Expenses

Total operating expenses for the first nine months of 2020 decreased by RMB107.2 million, or 24.4%, to RMB332.8 million (US$49.0 million) from RMB440.0 million for the same period of the prior year. Non-GAAP operating expenses for the first nine months of 2020 were RMB326.6 million (US$48.1 million).

•

Selling and marketing expenses decreased by 26.4% year-over-year to RMB161.6 million (US$23.8 million) for the first nine months of 2020, primarily due to the Company’s curtailed and disciplined investment in online and offline marketing activities and reduced personnel costs resulting from personnel optimization, lower performance-based compensations due to the lower new student enrollments, reflecting the impact of the COVID-19 pandemic. Non-GAAP selling and marketing expenses during the first nine months of 2020 decreased by 26.9% year-over-year to RMB158.2 million (US$23.3 million).

•

General and administrative expenses decreased by 22.3% year-over-year to RMB171.2 million (US$25.2 million) for the first nine months of 2020, primarily attributable to a decrease in share-based compensation expenses and the Company’s efforts on personnel optimization and rigorous control of administrative expenses. Non-GAAP general and administrative expenses for the first nine months of 2020 decreased by 9.6% year-over-year to RMB168.4 million (US$24.8 million).

Operating Income/(Loss)

The Company recorded an operating loss of RMB185.9 million (US$27.4 million) for the first nine months of 2020, compared with operating income of RMB162.1 million for the same period of the prior year. Non-GAAP operating loss for the first nine months of 2020 was RMB167.4 million (US$24.7 million), compared with non-GAAP operating income of RMB212.4 million for the same period of the prior year.

Interest Expense

Interest expense for the first nine months of 2020 decreased to RMB18.2 million (US$2.7 million) compared to RMB26.7 million for the same period of the prior year, due to the reduced outstanding balance and lower interest rates.

Other Income

Other income for the first nine months of 2020 was RMB21.2 million (US$3.1 million), compared with RMB9.2 million for the same period of the prior year. The increase in other income was due to the output value-added tax exemption during the COVID-19 pandemic.

Income Tax Expense/(Benefit)

Income tax benefit for the first nine months of 2020 was RMB26.7 million (US$3.9 million), compared with income tax expense of RMB61.9 million for the same period of the prior year.

Net Loss Attributable to RISE

Net loss attributable to RISE for the first nine months of 2020 was RMB133.9 million (US$19.7 million).

Non-GAAP net loss attributable to RISE for the first nine months of 2020 was RMB115.4 million (US$17.0 million).

EBITDA loss for the first nine months of 2020 was RMB99.9 million (US$14.7 million).

Adjusted EBITDA loss for the first nine months of 2020 was RMB94.7 million (US$13.9 million).

Basic and Diluted Earnings per ADS

Basic and diluted net loss attributable to RISE per ADS was RMB2.37 (US$0.35) for the first nine months of 2020.

Basic and diluted non-GAAP net loss attributable to RISE per ADS was RMB2.05 (US$0.30) for the first nine months of 2020.

Cash Flow

Net cash outflow from operating activities for the first nine months of 2020 was RMB97.3 million (US$14.3 million), compared with RMB48.0 million for the same period of the prior year. The cash outflow for the first nine months of 2020 was mainly attributable to reduced cash collection from regular courses as a result of the temporary closure of self-owned and franchised learning centers; while the cash outflow for the same period of 2019 was mainly attributable to the change in the collection schedule for tuition fees to comply with certain regulatory requirements.

Business Outlook

While the adverse impact of pandemic on our business is expected to continue for certain period of time and the COVID-19 situation in China is constantly evolving, we believe that we have significantly improved our ability to cope with challenges in an uncertain environment and are well positioned to capture long-term growth opportunities. For the fourth quarter of 2020, we expect revenue to be in the range of RMB355 million to RMB365 million. The above forecast reflects our current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

RISE will hold a conference call on November 12, 2020 at 8:00 pm Eastern Time (or November 13, 2020 at 9:00 am Beijing Time) to discuss the financial results. Due to the impact of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference call preregistration link is https://apac.directeventreg.com/registration/event/7180429. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be accessible through November 19, 2020 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Mainland China:	400-6322-162
Hong Kong:	+852-3051-2780
Conference ID:	#7180429

A live and archived webcast of the conference call, together with a copy of the presentation slides used for the conference call, will also be available at the Company’s investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at a specified rate solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this earnings release entitled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Non-GAAP cost of revenues, non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary operating expenses of the Company’s operations and share-based compensation.

EBITDA, adjusted EBITDA and non-GAAP net income/(loss) provide the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary EBITDA and net income/(loss) of the Company’s operations.

The Company uses non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, non-GAAP operating income/(loss), Non-GAAP operating margin, EBITDA, adjusted EBITDA, non-GAAP net income/(loss) attributable to RISE, and non-GAAP basic and diluted net income/(loss) per ADS attributable to RISE to evaluate the Company’s period-over-period operating performance because the Company’s management believes these provide a more comparable measure of the Company’s continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of the Company’s business. These measures may be useful to an investor in evaluating the underlying operating performance of the Company’s business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Non-GAAP cost of revenues exclude relevant share-based compensation expenses and amortization of certain intangible assets (“IA”) acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income/(loss) adds back share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. EBITDA represents net income/(loss) before interests, taxes, depreciation and amortization.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, and other complementary products, the Company provides ELT to students aged three to six, seven to twelve and thirteen to eighteen, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2019.

Investor Relations Contact

Karen Gu

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	999,012	676,711	99,669
Restricted cash	23,813	97,849	14,412
Accounts receivable, net	1,745	2,397	353
Amounts due from related parties	191	1,013	149
Inventories	8,685	7,751	1,142
Prepaid expenses and other current assets	51,420	83,431	12,287

Total current assets	1,084,866	869,152	128,012
Property and equipment, net	137,340	106,503	15,686
Intangible assets, net	210,346	195,982	28,865
Long-term investment	33,000	33,000	4,860
Goodwill	665,416	670,334	98,730
Amounts due from a related party		4,000	589
Deferred tax assets	11,026	35,388	5,212
Other non-current assets	49,638	54,388	8,010
Operating lease right-of use assets	610,323	607,611	89,493

Total assets	2,801,955	2,576,358	379,457

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	134,015	235,939	34,750
Accounts payable	7,553	4,880	719
Accrued expenses and other current liabilities	202,808	262,663	38,685
Deferred revenue and customer advances	716,637	676,913	99,699
Income taxes payable	14,594	9,262	1,364
Operating lease liabilities, current portion	157,911	181,158	26,682

Total current liabilities	1,233,518	1,370,815	201,899

Long-term loan	370,163	197,899	29,147
Deferred revenue and customer advances	39,397	35,806	5,274
Deferred tax liabilities	31,116	21,318	3,140
Other non-current liabilities	39,156	42,273	6,226
Operating lease liabilities, non-current portion	464,304	422,157	62,178

Total liabilities	2,177,654	2,090,268	307,864

Shareholders’ equity:
Ordinary shares	6,946	6,956	1,025
Additional paid-in capital	583,262	589,965	86,892
Statutory reserves	104,830	104,830	15,440
Accumulated deficit	(127,059)	(260,920)	(38,429)
Accumulated other comprehensive income	40,917	40,781	6,006

Total Rise Education Cayman Ltd shareholders’ equity	608,896	481,612	70,934

Non-controlling interests	15,405	4,478	660

Total equity	624,301	486,090	71,593

Total liabilities, non-controlling interests and shareholders’ equity	2,801,955	2,576,358	379,457

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended				Nine Months Ended Sep. 30
	Sep. 30, 2019	Jun. 30, 2020	Sep. 30, 2020	Sep. 30, 2020	2019	2020	2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues	411,143	164,990	320,029	47,135	1,113,225	594,007	87,488
Educational programs	334,927	151,465	293,619	43,246	950,417	547,072	80,575
Franchise revenues	45,363	12,935	25,287	3,724	123,338	44,331	6,529
Others	30,853	590	1,123	165	39,470	2,604	384
Cost of revenues	(196,280)	(141,582)	(162,918)	(23,995)	(511,095)	(447,068)	(65,846)

Gross profit	214,863	23,408	157,111	23,140	602,130	146,939	21,642
Selling and marketing expenses	(83,278)	(42,474)	(75,911)	(11,180)	(219,682)	(161,606)	(23,802)
General and administrative expenses	(65,759)	(54,821)	(61,771)	(9,098)	(220,321)	(171,190)	(25,214)

Operating income/(loss)	65,826	(73,887)	19,429	2,862	162,127	(185,857)	(27,374)
Interest income	4,498	4,055	3,650	538	13,906	11,557	1,702
Interest expense	(8,836)	(5,883)	(5,547)	(817)	(26,684)	(18,221)	(2,684)
Foreign currency exchange loss	(941)	(17)	(86)	(13)	(1,430)	(183)	(27)
Other income, net	688	2,183	16,009	2,357	9,187	21,179	3,120

Income/(loss) before income tax expense	61,235	(73,549)	33,455	4,927	157,106	(171,525)	(25,263)
Income tax (expense)/benefit	(24,047)	11,029	(4,020)	(592)	(61,929)	26,737	3,938

Net income/(loss)	37,188	(62,520)	29,435	4,335	95,177	(144,788)	(21,325)

Add: net loss/(income) attributable to non-controlling interests	2,174	4,485	(1,421)	(209)	1,788	10,927	1,609

Net income/(loss) attributable to RISE Education Cayman Ltd	39,362	(58,035)	28,014	4,126	96,965	(133,861)	(19,716)

Net income/(loss) per ordinary share:
Basic	0.35	(0.51)	0.25	0.04	0.85	(1.19)	(0.17)
Diluted	0.34	(0.51)	0.25	0.04	0.84	(1.19)	(0.17)

Net income/(loss) per ADS (Notes 1):
Basic	0.70	(1.03)	0.50	0.07	1.70	(2.37)	(0.35)
Diluted	0.69	(1.03)	0.49	0.07	1.68	(2.37)	(0.35)

Shares used in net income/(loss) per ordinary share computation:
Basic	112,960,292	112,756,844	112,821,099	112,821,099	114,302,033	112,778,242	112,778,242
Diluted	114,343,590	112,756,844	113,598,108	113,598,108	115,632,850	112,778,242	112,778,242

ADSs used in net income/(loss) per ADS computation:
Basic	56,480,146	56,378,422	56,410,550	56,410,550	57,151,016	56,389,121	56,389,121
Diluted	57,171,795	56,378,422	56,799,054	56,799,054	57,816,425	56,389,121	56,389,121

Note 1: Each ADS represents two ordinary shares

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended				Nine Months Ended Sep. 30
	Sep. 30, 2019	Jun. 30, 2020	Sep. 30, 2020	Sep. 30, 2020	2019	2020	2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net income/(loss)	37,188	(62,520)	29,435	4,335	95,177	(144,788)	(21,325)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(2,467)	(31)	(356)	(52)	(3,069)	(136)	(20)

Other comprehensive loss	(2,467)	(31)	(356)	(52)	(3,069)	(136)	(20)

Comprehensive income/(loss)	34,721	(62,551)	29,079	4,283	92,108	(144,924)	(21,345)

Add: comprehensive loss/(income) attributable to non-controlling interests	2,174	4,485	(1,421)	(209)	1,788	10,927	1,609

Comprehensive income/(loss) attributable to RISE Education Cayman Ltd	36,895	(58,066)	27,658	4,074	93,896	(133,997)	(19,736)

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except ADS data and per ADS data)

	Three Months Ended				Nine Months Ended Sep. 30
	Sep. 30, 2019	Jun. 30, 2020	Sep. 30, 2020	Sep. 30, 2020	2019	2020	2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net income/(loss)	37,188	(62,520)	29,435	4,335	95,177	(144,788)	(21,325)
Share-based compensation (“SBC”)	4,705	1,935	3,351	494	37,335	5,245	772
IA amortization arising from Bain acquisition	4,415	4,456	4,348	640	12,945	13,190	1,943
Non-GAAP net income/(loss)	46,308	(56,129)	37,134	5,469	145,457	(126,353)	(18,610)

Add: net loss/(income) attributable to non-controlling interests	2,174	4,485	(1,421)	(209)	1,788	10,927	1,609

Non-GAAP net income/(loss) attributable to RISE Education Cayman Ltd	48,482	(51,644)	35,713	5,260	147,245	(115,426)	(17,001)

Net income/(loss)	37,188	(62,520)	29,435	4,335	95,177	(144,788)	(21,325)
Add: Depreciation	11,695	17,465	11,480	1,690	33,583	41,591	6,126
Add: Amortization	6,904	7,834	7,651	1,127	17,526	23,363	3,441
Add: Interest expense	8,836	5,883	5,547	817	26,684	18,221	2,684
Add: Income tax expense/(benefit)	24,047	(11,029)	4,020	592	61,929	(26,737)	(3,938)
Less: Interest income	4,498	4,055	3,650	538	13,906	11,557	1,702

EBITDA	84,172	(46,422)	54,483	8,024	220,993	(99,907)	(14,714)

SBC	4,705	1,935	3,351	494	37,335	5,245	772
Adjusted EBITDA	88,877	(44,487)	57,834	8,518	258,328	(94,662)	(13,942)

Cost of revenues	196,280	141,582	162,918	23,995	511,095	447,068	65,846
Personnel costs	79,535	61,980	74,898	11,031	214,211	202,737	29,860
Rental costs	56,490	49,595	53,427	7,869	162,040	153,895	22,666
Others	60,255	30,007	34,593	5,095	134,844	90,436	13,320
Less: SBC	281	320	433	64	2,485	1,452	214
Less: IA amortization arising from Bain acquisition	3,599	3,632	3,544	522	10,552	10,752	1,584

Non-GAAP cost of revenues	192,400	137,630	158,941	23,409	498,058	434,864	64,048

Non-GAAP gross profit	218,743	27,360	161,088	23,726	615,167	159,143	23,440

Selling and marketing expenses	83,278	42,474	75,911	11,180	219,682	161,606	23,802
Less: SBC	487	403	375	55	742	973	143
Less: IA amortization arising from Bain acquisition	816	824	804	118	2,393	2,438	359

Non-GAAP selling and marketing expenses	81,975	41,247	74,732	11,007	216,547	158,195	23,300

General and administrative expenses	65,759	54,821	61,771	9,098	220,321	171,190	25,214
Less: SBC	3,937	1,212	2,543	375	34,108	2,820	415

Non-GAAP general and administrative expenses	61,822	53,609	59,228	8,723	186,213	168,370	24,799

Operating expense	149,037	97,295	137,682	20,278	440,003	332,796	49,016
Less: SBC	4,424	1,615	2,918	430	34,850	3,793	558
Less: IA amortization arising from Bain acquisition	816	824	804	118	2,393	2,438	359

Non-GAAP operating expense	143,797	94,856	133,960	19,730	402,760	326,565	48,099

Operating income/(loss)	65,826	(73,887)	19,429	2,862	162,127	(185,857)	(27,374)
Add: SBC	4,705	1,935	3,351	494	37,335	5,245	772
Add: IA amortization arising from Bain acquisition	4,415	4,456	4,348	640	12,945	13,190	1,943

Non-GAAP operating income/(loss)	74,946	(67,496)	27,128	3,996	212,407	(167,422)	(24,659)

Non-GAAP net income/(loss) per ADS attributable to RISE-basic (Notes 1)	0.86	(0.92)	0.63	0.09	2.58	(2.05)	(0.30)
Non-GAAP net income/(loss) per ADS attributable to RISE-diluted (Notes 1)	0.85	(0.92)	0.63	0.09	2.55	(2.05)	(0.30)

ADSs used in calculating net income/(loss) per ADS-basic (Notes 1):	56,480,146	56,378,422	56,410,550	56,410,550	57,151,016	56,389,121	56,389,121
ADSs used in calculating net income/(loss) per ADS-diluted (Notes 1):	57,171,795	56,378,422	56,799,054	56,799,054	57,816,425	56,389,121	56,389,121

Note 1: Each ADS represents two ordinary shares.